Exhibit 99.1

Inspira™ Enters into a Distribution Agreement in Central America with CIO MED GROUP

The agreement to potentially generate $28 million, mainly in recurring revenues from disposable kits over a five year period following a regulatory approval

Ra’anana, Israel, October 10, 2023 – Inspira™ Technologies OXY BHN Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to bring a paradigm shift to acute respiratory care by empowering breathing without lungs to minimize the need for mechanical ventilation systems, announced today that it had signed a distribution agreement (the “Agreement”) with CIO MED GROUP, CORP., a leading technology and medical devices distributor in Central America.

The Agreement to potentially generate $28 million, mainly in recurring revenues from disposable kits over five years, subject to the receipt of regulatory approval. The parties will collaborate on the marketing and the deployment of the INSPIRA™ ART device line and disposable kits in Central America. This includes the INSPIRA™ ART100, a cardio-pulmonary bypass device (CPB), which was recently submitted for U.S. Food & Drug Administration (FDA) clearance with an expected approval timeline of approximately six months, or the first half of 2024.

In addition to the INSPIRA ART100 device intended for patients undergoing CPB procedures, the Agreement also includes both the flagship INSPIRA™ ART500 device and HYLA™ Blood Sensor Technology, as well as disposable kits to be used with these Inspira Technologies devices in the procedures.

The flagship INSPIRA ART500 device and disposable kits are being designed to provide acute respiratory support, which forms a part of the Company’s vision to transform external breathing assistance for over 20 million patients annually and to reduce reliance on mechanical ventilation. Currently, these patients require ventilation and oxygenation via external mechanical ventilation machinery that often causes multiple complications leading to physical damage, infection, and even death.

Joe Hayon, president and co-founder of Inspira Technologies, stated, “ In this Agreement, we are expanding our offering of innovative products to eight countries in Central America, led by Mexico.”

About Inspira Technologies OXY BHN Ltd.

Inspira Technologies maintains a steadfast mission to revolutionize acute respiratory care through innovation. The Company’s primary objective is the development of medical technologies and products aimed at preventing the necessity of mechanical ventilation. Its flagship product, the INSPIRA ART500, is intricately designed to rapidly elevate blood oxygen saturation levels, all while keeping patients conscious and alert. Moreover, the Company is dedicated to providing advanced blood circulation technology and integrating AI-driven monitoring and analytics. These elements combine to create patient-centric, data-driven solutions, ultimately enhancing patient outcomes and optimizing hospital efficiency.

For more information, please visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only. They are subject to several factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when discussing the potential generation of $28 million under this Agreement, the parties’ collaboration on the marketing and deployment of the INSPIRA ART device line under the Agreement, the prospective completion and timing of regulatory approvals, the prospective clearance of the INSPIRA ART100, and that the Agreement represents an opportunity to expand the Company’s offering of its products to the medical community. The Company’s products have not yet been tested or used in humans and have not been approved by the U.S. Food & Drug Administration (FDA) or any other regulatory entity. With the exception of the INSPIRA ART100 device, recently submitted to the FDA for regulatory clearance, other Company products are still in the research and development stage. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the US Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager
Adi Shmueli
Inspira Technologies
info@inspirao2.com
+972-9-9664485

MRK-ARS-071
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